


SEC MAIL
RECEIVED
PROCESSING
FEB 01 2006
WASH. D.C.
209
SECTION

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES CSERIES DECISION

Resources shifted to regional jet and turboprop opportunities

CSeries efforts to continue with reduced team

Montréal, January 31, 2006 – Bombardier announced today that present market conditions do not justify the launch of the *CSeries* program at this time. The Corporation will now reorient *CSeries* project efforts, team and resources to regional jet and turboprop aircraft opportunities to address regional airlines' future needs in the 80- to 100-seat aircraft market.

The majority of the *CSeries* employees will be redirected to the development of these regional aircraft opportunities. A small team of employees will remain with the *CSeries* program to further develop its business plan, with emphasis on including other partners, particularly in fast-growing major aerospace markets.

"This is the correct business decision given today's market dynamics," said Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "Our realignment decision is based on two years of extensive research, development and evaluation. We will now concurrently continue to explore the *CSeries'* potential as well as pursue opportunities in the regional aircraft market. Our commitment to the upper end of the regional aircraft market and the lower end of the mainline market remains strong and we expect to fully exploit opportunities in these two markets in the future," he added.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

CSeries is a trademark of Bombardier Inc. or its subsidiaries.

Note to Editors

Bombardier will hold conference calls for media and analysts and institutional investors as follows:

Media

DATE: Tuesday, Jan. 31, 2006
TIME: 10:00 a.m., Eastern Standard Time

This conference call will be broadcast live on the Internet at the following address:

www.bombardier.com

Media representatives wishing to participate in the conference call can do so by dialing one of the following numbers:

Original version: (without translation)	(514) 394-9320 or 1 866 240-8954 (no charge in North America) +800 2787-2090 (overseas calls)
In English:	(514) 394-9318 or 1 866 211-9107 (no charge in North America) +800 4990-6460 (overseas calls)
In French:	(514) 394-9316 or 1 888 791-1368 (no charge in North America) +800 4994-7180 (overseas calls)

Analysts and Institutional Investors

DATE: Tuesday, Jan. 31, 2006
TIME: 11:30 a.m., Eastern Standard Time

Media representatives wishing to listen in on the call can do so by dialing one of the following numbers:

Original version: (without translation)	(514) 861-6575 or +800 273-9672 (no charge in North America) +800 3276-6333 (overseas calls)

In English:	+800 525-6384 (no charge in North America) +800 4990-5000 (overseas calls)
In French:	(514) 861-6560 or +800 387-6216 (no charge in North America) +800 7664-7664 (overseas calls)

This conference call will also be broadcast live on the Internet at the following address:

www.bombardier.com

For information
John Paul Macdonald
Senior Vice President, Public Affairs
+514-861-9481

www.bombardier.com